

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 30, 2017

<u>Via U.S. Mail</u>
Mr. Lin Kuan Liang Nicolas
Chief Financial Officer
Technovative Group, Inc.
Unite 701, 7/F, Tower 2, Silvercord
30 Canton Rd
Tsim Sha Tsui, KLN, Hong Kong

> **Re: Technovative Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed October 27, 2017**
> **Form 10-Q for the Quarter Ended March 31, 2017**
> **Filed October 30, 2017**
> **File No. 333-175148**

Dear Mr. Nicolas:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2016</u>

<u>Item 9A – Controls and Procedures, Page 19</u>

1.   You state that management concluded disclosure controls and procedures were not effective as of June 30, 2017. Please amend your filing to provide management's conclusion as to whether disclosure controls and procedures were effective as of December 31, 2016. Refer to Item 307 of Regulation S-K.

Note to Consolidated Financial Statements

Note 6 – Income Taxes, Page F-13

2.   You disclose that you have not recognized an income tax benefit for your operating losses based on uncertainties concerning your ability to generate taxable income in future periods and that the tax benefit for the periods presented is offset by a valuation allowance. However, we note from the income tax table on page F-13 and the income statement on page F-4 an income tax benefit of $7,207 was recorded in 2016. Please advise or revise accordingly.

Note 7 – Acquisition, Page F-14

3.   We note from your disclosure that you acquired IRG Samoa on October 26, 2016 and you subsequently wrote off the entire goodwill of $357,951 from the acquisition during the same period. Please tell us and disclose the facts and circumstances leading to the goodwill write off.

Form 10-Q for the Quarter Ended March 31, 2017

Item 4 – Controls and Procedures, Page 12

4.   You state that management concluded disclosure controls and procedures were not effective as of March 31, 2016. Please amend your filing to provide management's conclusion as to whether disclosure controls and procedures were effective as of March 31, 2017. Refer to Item 307 of Regulation S-K.

5.   We note that management concluded internal control over financial reporting was not effective as of March 31, 2017 due to material weaknesses identified. In light of your disclosure in your 2016 10-K that internal control over financial reporting was effective as of December 31, 2016, tell us how you have determined that there has been no change in your internal control over financial reporting in the quarter ended March 31, 2017.

        You may contact SiSi Cheng at (202) 551-5004 or me at (202) 551-3768 if you have any questions.

                                                        Sincerely,

                                                        /s/ John Cash

                                                        John Cash
                                                        Accounting Branch Chief
                                                        Office of Manufacturing and
                                                        Construction